Exhibit 99.1

JinkoSolar Announces Second Quarter 2018 Financial Results

SHANGHAI, China, August 13, 2018 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•	Total solar module shipments were 2,794 megawatts ("MW") (including 200 MW to the Company’s overseas downstream segment for which no revenue has been recognized), an increase of 38.7% from 2,015 MW in the first quarter of 2018 and a decrease of 3.1% from 2,884 MW in the second quarter of 2017.
•	Total revenues were RMB6.06 billion (US$915.9 million), an increase of 32.7% from the first quarter of 2018 and a decrease of 23.5% from the second quarter of 2017.
•	Gross margin was 12.0%, compared with 14.4% in the first quarter of 2018 and 10.5% in the second quarter of 2017.
•	Income from operations was RMB94.6 million (US$14.3 million), compared with RMB125.0 million in the first quarter of 2018 and RMB85.3 million in the second quarter of 2017.
•	Net income attributable to the Company’s ordinary shareholders was RMB99.0 million (US$15.0 million) in the second quarter of 2018, compared with RMB3.6 million in the first quarter of 2018 and RMB47.4 million in the second quarter of 2017.
•	Diluted earnings per American depositary share ("ADS") were RMB2.512 (US$0.408) in the second quarter of 2018.
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the second quarter of 2018 was RMB106.7 million (US$16.1 million), compared with RMB11.0 million in the first quarter of 2018 and RMB61.2 million in the second quarter of 2017.
•	Non-GAAP basic and diluted earnings per ADS were RMB2.728 (US$0.412) and RMB2.708 (US$0.408) in the second quarter of 2018, compared with RMB0.300 and RMB0.296 in the first quarter of 2018 and RMB1.908 and RMB1.892 in the second quarter of 2017.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “We delivered a strong quarter with module shipments hitting 2,794 MW while generating total revenue of US$915.9 million. Leveraging our cutting-edge technologies, strong global sales network, and industry leading cost structure, I’m confident in our ability to generate sustainable profits and growth going forward.”

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“Growth during the quarter was strong and we expect this momentum to continue into the second half of the year despite the impact from the new policies issued by the Chinese government on May 31 as shipments to overseas markets are expected to continue growing and account for an increasing proportion of our shipments. We believe these new policies will have a relatively limited impact on our operations over the short-term and are optimistic about our future prospects. We expect demand from Top Runner Program, poverty alleviation projects, local government subsidies, and self-contained DG projects to continue to drive the growth in the Chinese market, especially in regions with ample sunlight and high commercial power prices.”

“We already have good visibility of our order book for the entire year which is predominantly made up of overseas orders to markets which are growing rapidly and will generate significant opportunities ahead. We are taking full advantage of our market leading position and production facility in Florida to expand our presence in the US market. Demand in emerging markets continues to grow, especially in Latin American and the Middle East and North Africa. We are devoting our resources there towards securing large long-term orders through our mature sales network which spans a number of markets there. We believe the Indian solar sector will maintain its long-term growth trajectory despite the short-term impact of recently announced tariffs and will continue to explore opportunities there.”

“We continued to develop high-efficiency technologies while optimizing the cost structure of our products We made significant progress in improving wafer efficiency and reducing both oxygen content and light induced degradation. We are increasing our mono PREC cell capacity which will reach 4.2GW by the end of year. We are also investing in N type technology, especially HOT double sided cell technology. The falling cost of raw materials and our deep experience in rapidly rolling out new technologies will allow us to further optimize our cost structure going forward and help us increase market share by providing clients with high-efficiency products at cost effective prices.”

“Despite some industry headwinds, we believe those challenges also create opportunities for us to further strengthen our position as a global leader in the solar PV industry. On one hand they will push the industrial upgrading and accelerate the industry’s consolidation by phasing out outdated production capacities and replacing them with high efficiency ones; On the other hand, it will push the rapidly falling cost of solar, making solar more competitive and stimulating the global demand. We are now in a good position and are fully prepared for these new opportunities to continue to expand our market share and further consolidate our leading position in the industry.”

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Second Quarter 2018 Financial Results

Total Revenues

Total revenues in the second quarter of 2018 were RMB6.06 billion (US$915.9 million), an increase of 32.7% from RMB4.57 billion in the first quarter of 2018 and a decrease of 23.5% from RMB7.92 billion in the second quarter of 2017. The sequential increase was mainly attributable to an increase in the shipment of solar modules in the second quarter of 2018. The year-over-year decrease was mainly attributable to a decline in the average selling price of solar modules and a slight decrease in the shipment of solar modules in the second quarter of 2018.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2018 was RMB727.6 million (US$110.0 million), compared with RMB656.1 million in the first quarter of 2018 and RMB834.8 million in the second quarter of 2017. The sequential increase was mainly attributable to an increase in the shipment of solar modules in the second quarter of 2018. The year-over-year decrease was mainly attributable to a decline in the average selling price of solar modules and a slight decrease in the shipment of solar modules, which was partially offset by a decrease in solar module cost in the second quarter of 2018.

Gross margin was 12.0% in the second quarter of 2018, compared with 14.4% in the first quarter of 2018 and 10.5% in the second quarter of 2017. The sequential decrease was mainly attributable to a decline in the average selling price of solar modules. The year-over-year increase was mainly attributable to a decrease in solar module cost, which was partially offset by a decrease in solar module shipments and a decline in the average selling price of solar modules in the second quarter of 2018.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2018 was RMB94.6 million (US$14.3 million), compared with RMB125.0 million in the first quarter of 2018 and RMB85.3 million in the second quarter of 2017. Operating margin in the second quarter of 2018 was 1.6%, compared with 2.7% in the first quarter of 2018 and 1.1% in the second quarter of 2017.

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Total operating expenses in the second quarter of 2018 were RMB633.0 million (US$95.7 million), an increase of 19.2% from RMB531.1 million in the first quarter of 2018 and a decrease of 15.5% from RMB749.5 million in the second quarter of 2017. The sequential increase was mainly due to an increase in shipping cost as a result of an increase in solar module shipments, an increase in bad debt expenses and an occurrence of provision for impairment of property, plant and equipment for certain damaged equipment of South Africa manufacturing facilities. The year-over-year decrease was primarily due to a decrease in shipping costs.

Total operating expenses accounted for 10.4% of total revenues in the second quarter of 2018, compared to 11.6% in the first quarter of 2018 and 9.5% in the second quarter of 2017.

Interest Expense, Net

Net interest expense in the second quarter of 2018 was RMB80.6 million (US$12.2 million), a decrease of 5.6% from RMB85.4 million in the first quarter of 2018 and an increase of 0.1% from RMB80.6 million in the second quarter of 2017.

Exchange Gain / (Loss), Net and Change in Fair Value of Forward Contracts

The Company recorded a net exchange gain (including change in fair value of forward contracts) of RMB20.8 million (US$3.1 million) in the second quarter of 2018, compared to a net exchange loss of RMB90.8 million in the first quarter of 2018 and a net exchange loss of RMB34.2 million in the second quarter of 2017. The sequential gain was primarily due to the appreciation of the US dollar against the RMB during the quarter.

Change in Fair Value of Derivatives

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate exposure. The Company recorded a gain of RMB14.3 million (US$2.2 million) in the second quarter of 2018, compared to a gain of RMB21.1 million in the first quarter of 2018 and a loss of RMB16.4 million in the second quarter of 2017. The sequential and year-over-year changes were primarily due to an increase in the LIBOR rate.

Equity in Income of Affiliated Companies

The Company indirectly holds 20% equity interest of Sweihan PV Power Company P.J.S.C, which develops and operates solar power projects in Dubai and accounts for its investments using the equity method. The Company also holds 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as OEM manufacturer and accounts for its investments using the equity method. The Company recorded equity in income of affiliated companies of RMB 28.0 million (US$ 4.2 million) in the second quarter of 2018, compared with a loss of RMB 5.2 million in the first quarter of 2018 and a loss of RMB 0.2 million in the second quarter of 2017.

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Income Tax Benefit, Net

The Company recorded an income tax benefit of RMB10.0 million (US$1.5 million) in the second quarter of 2018, increased from RMB3.3 million in the first quarter of 2018 and decreased from RMB32.5 million in the second quarter of 2017. The sequential increase was mainly due to the additional 2017 income tax deduction for R&D costs approved by the local tax bureau in the second quarter of 2018.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB99.0 million (US$15.0 million) in the second quarter of 2018, compared with RMB3.6 million in the first quarter of 2018 and RMB47.4 million in the second quarter of 2017.

Basic and diluted earnings per ordinary share were RMB0.633 (US$0.096) and RMB0.628 (US$0.095), respectively during the second quarter of 2018. This translates into basic and diluted earnings per ADS of RMB2.532 (US$0.384) and RMB2.512 (US$0.380), respectively.

Non-GAAP net income in the second quarter of 2018 was RMB106.7 million (US$16.1 million), compared with RMB11.0 million in the first quarter of 2018 and RMB61.2 million in the second quarter of 2017.

Non-GAAP basic and diluted earnings per ordinary share were RMB0.682 (US$0.103) and RMB0.677 (US$0.102), respectively during the second quarter of 2018. This translates into non-GAAP basic and diluted earnings per ADS of RMB2.728 (US$0.412) and RMB2.708 (US$0.408), respectively.

Financial Position

As of June 30, 2018, the Company had RMB2.56 billion (US$386.5 million) in cash and cash equivalents and restricted cash, compared with RMB2.86 billion as of March 31, 2018.

As of June 30, 2018, the Company’s accounts receivables due from third parties were RMB4.77 billion (US$720.7 million), compared with RMB4.18 billion as of March 31, 2018.

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As of June 30, 2018, the Company’s inventories were RMB5.89 billion (US$890.2 million), compared with RMB4.71 billion as of March 31, 2018.

As of June 30, 2018, the Company's total interest-bearing debts were RMB9.29 billion (US$1.40 billion), compared with RMB8.38 billion as of March 31, 2018.

Second Quarter 2018 Operational Highlights

Solar Module Shipments

Total solar module shipments in the second quarter of 2018 were 2,794 MW, including 200 MW to the Company’s overseas downstream segment.

Solar Products Production Capacity

As of June 30, 2018, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 9.0 GW, 5.0 GW and 9.0 GW, respectively.

Recent Business Developments

●	In June 2018, JinkoSolar announced that its wholly owned subsidiary, JinkoSolar (U.S.) Inc. has entered into a three-year agreement to supply 1.43GW of high efficiency modules to sPower, a leading renewable energy independent power producer.
●	In June 2018, JinkoSolar announced that it has supplied 275.4 MWdc of high efficiency modules to Green Light Contractors Pty Ltd for use in the Bungala Solar Farm near Port Augusta, South Australia, which is owned by a joint venture between Enel Green Power and Dutch Infrastructure Fund.
●	In July 2018, JinkoSolar announced that JinkoSolar Japan K.K., a subsidiary of the Company, has signed a JPY5.3 billion syndicated loan agreement up to two years with a bank consortium led by Sumitomo Mitsui Banking Corporation.
●	In July 2018, JinkoSolar announced that it will supply 86 MW of solar modules for a PV Plant that will be located in the Cesar, northern Colombia.
●	In July 2018, JinkoSolar announced that it is ranked 278th on the 2018 Fortune 500 Companies in China and 1st among solar manufacturers.

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Operations and Business Outlook

Third Quarter and Full Year 2018 Guidance

For the third quarter of 2018, the Company estimates total solar module shipments to be in the range of 2.8 GW to 3.0 GW.

For the full year 2018, the Company estimates total solar module shipments to be in the range of 11.5 GW to 12 GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, August 13, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	55864212#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, August 20, 2018. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319295377#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 9.0 GW for silicon wafers, 5.0 GW for solar cells, and 9.0 GW for solar modules, as of June 30, 2018.

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JinkoSolar has over 12,000 employees across its 8 productions facilities globally, 15 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in United Kingdom, Bulgaria, Greece, Romania, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options:

•	Non-GAAP net income is adjusted to exclude the expenses relating to interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude interest expenses of convertible senior notes and exchange gain on the convertible senior notes, and stock-based compensation.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

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Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 29, 2018, which was RMB6.6171 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the six months ended
	June 30, 2017	March 31, 2018	June 30, 2018		June 30, 2017	June 30, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues from third parties	7,908,533	3,671,345	5,618,862	849,143	13,661,612	9,290,207	1,403,969

Revenues from related parties	15,555	895,491	441,769	66,762	39,279	1,337,260	202,092

Total revenues	7,924,088	4,566,836	6,060,631	915,905	13,700,891	10,627,467	1,606,061

Cost of revenues	(7,089,255)	(3,910,775)	(5,333,000)	(805,942)	(12,217,034)	(9,243,775)	(1,396,953)

Gross profit	834,833	656,061	727,631	109,963	1,483,857	1,383,692	209,108

Operating expenses:
Selling and marketing	(550,823)	(313,897)	(366,077)	(55,323)	(964,635)	(679,974)	(102,760)
General and administrative	(125,029)	(130,831)	(170,509)	(25,768)	(240,979)	(301,340)	(45,539)
Research and development	(73,694)	(86,382)	(81,907)	(12,378)	(136,180)	(168,289)	(25,432)
Impairment of long-lived assets	-	-	(14,548)	(2,199)	-	(14,548)	(2,199)
Total operating expenses	(749,546)	(531,110)	(633,041)	(95,668)	(1,341,794)	(1,164,151)	(175,930)

Income from operations	85,287	124,951	94,590	14,295	142,063	219,541	33,178
Interest expenses, net	(80,572)	(85,411)	(80,636)	(12,186)	(137,693)	(166,047)	(25,093)
Change in fair value of derivatives	(16,394)	21,104	14,284	2,159	(16,018)	35,388	5,348
Subsidy income	49,038	36,581	2,619	396	104,229	39,200	5,924
Exchange (loss)/gain	(29,810)	(91,413)	42,389	6,406	(36,149)	(49,024)	(7,409)
Change in fair value of forward contracts	(4,341)	585	(21,618)	(3,267)	(3,235)	(21,033)	(3,179)
Other income, net	11,773	8,678	9,444	1,427	23,716	18,122	2,739
Loss on disposal of subsidiaries	-	(9,425)	-	-	-	(9,425)	(1,424)
Income before income taxes	14,981	5,650	61,072	9,230	76,913	66,722	10,084
Income tax benefit	32,460	3,293	10,003	1,512	30,933	13,296	2,009
Equity in income of affiliated companies	(194)	(5,240)	28,024	4,235	(194)	22,784	3,443
Net income	47,247	3,703	99,099	14,977	107,652	102,802	15,536
Less: Net (loss)/income attributable to non-controlling interests	(121)	107	117	18	(290)	224	34
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	47,368	3,596	98,982	14,959	107,942	102,578	15,502

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.369	0.025	0.633	0.096	0.846	0.680	0.103
Diluted	0.366	0.024	0.628	0.095	0.838	0.672	0.102

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	1.476	0.100	2.532	0.384	3.384	2.720	0.412
Diluted	1.464	0.096	2.512	0.380	3.352	2.688	0.408

Weighted average ordinary shares outstanding:
Basic	128,247,292	145,540,445	156,457,441	156,457,441	127,556,967	150,894,845	150,894,845
Diluted	129,493,716	147,793,780	157,574,069	157,574,069	128,859,633	152,579,390	152,579,390

Weighted average ADS outstanding:
Basic	32,061,823	36,385,111	39,114,360	39,114,360	31,889,242	37,723,711	37,723,711
Diluted	32,373,429	36,948,445	39,393,517	39,393,517	32,214,908	38,144,848	38,144,848

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	47,247	3,703	99,099	14,977	107,652	102,802	15,536
Other comprehensive income:
-Foreign currency translation adjustments	(22,391)	(33,351)	47,966	7,249	(39,954)	14,615	2,209
Comprehensive income/(loss)	24,856	(29,648)	147,065	22,226	67,698	117,417	17,745
Less: Comprehensive (loss)/income attributable to non-controlling interests	(121)	107	117	18	(290)	224	34
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	24,977	(29,755)	146,948	22,208	67,988	117,193	17,711

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	47,368	3,596	98,982	14,959	107,942	102,578	15,502

4% of interest expense of convertible senior notes	1	1	1	-	1,556	1	-

Exchange loss/(gain) on convertible senior notes	(1)	(2)	3	-	843	1	-

Stock-based compensation expense	13,822	7,376	7,700	1,164	31,224	15,076	2,278

Non-GAAP net income attributable to ordinary shareholders	61,190	10,971	106,686	16,123	141,565	117,656	17,780

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.477	0.075	0.682	0.103	1.110	0.780	0.118
Diluted	0.473	0.074	0.677	0.102	1.099	0.771	0.117

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	1.908	0.300	2.728	0.412	4.440	3.120	0.472
Diluted	1.892	0.296	2.708	0.408	4.396	3.084	0.468

Non-GAAP weighted average ordinary shares outstanding
Basic	128,247,292	145,540,445	156,457,441	156,457,441	127,556,967	150,894,845	150,894,845
Diluted	129,493,716	147,793,780	157,574,069	157,574,069	128,859,633	152,579,390	152,579,390

Non-GAAP weighted average ADS outstanding
Basic	32,061,823	36,385,111	39,114,360	39,114,360	31,889,242	37,723,711	37,723,711
Diluted	32,373,429	36,948,445	39,393,517	39,393,517	32,214,908	38,144,847	38,144,847

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2017	June 30, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,928,303	2,299,826	347,558
Restricted cash	833,072	257,955	38,983
Restricted short-term investments	3,237,773	4,037,172	610,112
Short-term investments	2,685	4,642	702
Accounts receivable, net - related parties	2,113,042	2,163,388	326,939
Accounts receivable, net - third parties	4,497,635	4,768,733	720,668
Notes receivable, net - third parties	571,232	350,504	52,969
Advances to suppliers, net - third parties	397,076	441,902	66,782
Inventories, net	4,273,730	5,890,591	890,207
Other receivables - related parties	46,592	73,237	11,068
Derivative assets	-	10,133	1,531
Prepayments and other current assets	1,706,717	1,360,476	205,601
Total current assets	19,607,857	21,658,559	3,273,120

Non-current assets:
Restricted cash	248,672	506,529	76,549
Project Assets	473,731	1,314,267	198,617
Long-term investments	22,322	52,972	8,005
Property, plant and equipment, net	6,680,187	7,132,508	1,077,890
Land use rights, net	443,269	580,725	87,761
Intangible assets, net	25,743	26,179	3,956
Deferred tax assets	275,372	300,989	45,487
Other assets - related parties	146,026	112,360	16,980
Other assets - third parties	713,226	1,197,993	181,045
Total non-current assets	9,028,548	11,224,522	1,696,290

Total assets	28,636,405	32,883,081	4,969,410

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LIABILITIES
Current liabilities:
Accounts payable - related parties	5,329	40,546	6,128
Accounts payable - third parties	4,658,202	4,991,274	754,299
Notes payable - related parties	-	14,000	2,116
Notes payable - third parties	5,672,497	4,976,512	752,068
Accrued payroll and welfare expenses	721,380	694,786	104,999
Advances from related parties	37,400	35,158	5,313
Advances from third parties	748,959	2,169,672	327,889
Income tax payable	27,780	41,126	6,215
Other payables and accruals	1,804,799	2,056,294	310,755
Other payables due to related parties	12,333	13,214	1,997
Forward contract payables	4,521	21,618	3,267
Derivative liability	26,486	-	-
Bond payable and accrued interests	10,257	21,373	3,230
Short-term borrowings from third parties, including current portion of long-term bank borrowings	6,204,440	7,639,625	1,154,528
Guarantee liabilities to related parties	28,034	33,161	5,011
Total current liabilities	19,962,417	22,748,359	3,437,815

Non-current liabilities:
Long-term borrowings	379,789	855,562	129,296
Accrued income tax - non current	6,041	6,041	913
Long-term payables	538,410	471,215	71,212
Bond payables	298,425	298,950	45,178
Accrued warranty costs - non current	571,718	543,971	82,207
Convertible senior notes	65	66	10
Deferred tax liability	70,122	63,783	9,639
Long-term liabilities of equtiy investment	-	7,537	1,139
Guarantee liabilities to related parties - non current	120,154	98,517	14,888
Total non-current liabilities	1,984,724	2,345,642	354,482

Total liabilities	21,947,141	25,094,001	3,792,297

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 132,146,074 and 156,457,441 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	19	22	3
Additional paid-in capital	3,313,608	3,996,004	603,890
Statutory reserves	516,886	516,886	78,114
Accumulated other comprehensive income	23,296	37,911	5,729
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2017 and June 30, 2018	(13,876)	(13,876)	(2,097)
Accumulated retained earnings	2,849,341	2,951,919	446,105

Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,689,274	7,488,866	1,131,744

Non-controlling interests	(10)	300,214	45,369

Total liabilities and shareholders' equity	28,636,405	32,883,081	4,969,410

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